UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Datadog, Inc.

(Name of Issuer)

Class A common stock, par value $0.00001 per share

(Title of Class of Securities)

23804L103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23804L103	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,432,248(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,432,248(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.13%(2)
12.	Type of Reporting Person (See Instructions) IN, HC

[1]

Datadog, Inc. (the “Issuer”) has two classes of common stock: Class A common stock (the “Class A Common Stock”) and Class B common stock (the “Class B Common Stock”), each with a par value of $0.00001 per share. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. All of the shares of Class A Common Stock and Class B Common Stock held by the Reporting Persons are subject to an irrevocable proxy in favor of Mr. Olivier Pomel, the Issuer’s co-founder and Chief Executive Officer. As a result, none of the Reporting Persons currently have any voting power with respect to the Class A Common Stock or the Class B Common Stock.

[2]

Based on 208,048,784 shares of Class A Common Stock outstanding as of November 2, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended on September 30, 2020, filed with the SEC on November 11, 2020, plus all shares of Class A Common Stock into which the shares of Class B Common Stock beneficially owned by Mr. Stad are convertible.

CUSIP No. 23804L103	13G	Page 3 of 5 Pages

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 217,966
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 217,966
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%(3)
12.	Type of Reporting Person (See Instructions) IA, OO

[3]

Based on 208,048,784 shares of Class A Common Stock outstanding as of November 2, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended on September 30, 2020, filed with the SEC on November 11, 2020.

CUSIP No. 23804L103	13G	Page 4 of 5 Pages

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Ordinary Shares of the Issuer on February 14, 2020 (the “Schedule 13G”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13G. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed in the Schedule 13G.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4.	Ownership

(a) through (c)

The information set forth in Rows (5) through (11) of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

The number of shares of Class A Common Stock reported herein consists of (i) 217,966 shares of Class A Common Stock, and (ii) 4,212,282 shares of Class A Common Stock issuable upon the conversion of the Class B Common Stock (collectively, the “Common Stock”). All of the shares of Common Stock held by the Reporting Persons are subject to an irrevocable proxy in favor of Mr. Olivier Pomel, the Issuer’s co-founder and Chief Executive Officer. As a result, none of the Reporting Persons currently have any voting power with respect to the Common Stock.

Dragoneer Investment Group, LLC (the “Dragoneer Adviser”) is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and acts as investment manager to certain affiliated funds that hold the shares of Class A Common Stock (the “Dragoneer Adviser shares”). As a result, Dragoneer Adviser may be deemed to share voting and dispositive power with respect to such Dragoneer Adviser shares. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Dragoneer Adviser shares.

Dane DF Holdings, LP, a Delaware limited partnership (“Dane”), is the direct holder of the shares of Class B Common Stock. As general partner of Dane, Dragoneer CF GP, LLC, a Cayman Islands limited liability company, may also be deemed to beneficially own the shares of Class A Common Stock issuable upon the conversion of the Class B Common Stock.

Marc Stad is the sole member of each of Cardinal DIG CC, LLC and Dragoneer CF GP, LLC. By virtue of these relationships, Mr. Stad may be deemed to beneficially own the shares reported on the cover pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒.

CUSIP No. 23804L103	13G	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	Cardinal DIG CC, LLC
Its:	Managing Member

By:	/s/ Pat Robertson
Name: Pat Robertson Title: Chief Operating Officer